Dreyfus Cash Management Plus, Inc.
Statement of Investments
October 31, 2004   (Unaudited)

	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit - 29.9%		
Banco Bilbao Vizcaya Argentaria S.A. (London)		
2.10%, 3/21/2005	100,000,000	99,986,526
BNP Paribas (London)		
1.88%, 12/24/2004	15,000,000	15,000,000
Banco Bilbao Vizcaya Argentaria S.A. (Yankee)		
2.03%, 3/10/2005	100,000,000	100,000,887
Barclays Bank PLC (London)		
2.02%, 3/10/2005	200,000,000	200,000,000
Calyon (Yankee)		
1.82%, 4/19/2005	200,000,000 a	199,986,110
First Tennessee Bank N.A.		
2.15%, 4/6/2005	100,000,000	100,000,000
HBOS PLC (London)		
1.61%, 11/12/2004	287,000,000	287,000,000
HBOS Treasury Service PLC (Yankee)		
1.88%, 12/29/2004	200,000,000	200,000,000
ING Bank N.V. (London)		
1.65%, 11/16/2004	200,000,000	200,000,000
Landesbank Hessen-Thuringen Girozentrale (Yankee)		
1.47%, 5/6/2005	300,000,000	299,977,117
Natexis Banques Populaires (Yankee)		
2.16%, 4/12/2005	100,000,000	100,000,000
Northern Rock PLC (London)		
2.02%, 3/10/2005 - 3/11/2005	200,000,000	200,000,000
Swedbank		
1.82%, 2/3/2005	200,000,000 a	199,992,264
Unicredito Italiano SPA (London)		
1.88%, 12/24/2004	350,000,000	350,002,564
Unicredito Italiano SPA (Yankee)		
1.59%, 11/10/2004	130,000,000	130,000,000
Wachovia Bank N.A.		
1.80%, 2/7/2005	200,000,000 a	200,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $2,881,945,468)		**2,881,945,468**
Commercial Paper - 19.5%		
Amstel Funding		
1.88% - 2.11%, 12/21/2004 - 3/29/2005	400,000,000 b	397,162,611
Atlantis One Funding Corp.		
1.93%, 2/16/2005 - 2/17/2005	89,181,000	88,670,763
Bank Of America Corp		
1.59%, 11/9/2004	425,000,000	424,850,306
Deutsche Financial LLC Inc.		
1.84%, 11/1/2004	300,000,000	300,000,000
K2 Corp.		
1.94%, 2/23/2005	70,000,000 b	69,574,400
K2 USA LLC		
2.10%, 3/29/2005	108,900,000 b	107,968,784
Lexington Parker Capital Co. LLC		
1.66%, 11/8/2004	50,000,000 b	49,983,958
Mane Funding Corp.		
1.93%, 2/22/2005	46,225,000 b	45,947,868
Scaldis Capital LLC		
2.10%, 3/22/2005	101,867,000 b	101,037,124
UBS Finance (DE) LLC		
1.84%, 11/1/2004	300,000,000	300,000,000
Total Commercial Paper		
(cost $1,885,195,814)		**1,885,195,814**

Corporate Notes - 7.3%

Bear Stearns Cos. Inc.		
1.81%, 1/20/2005	100,000,000 a	100,000,000
Merrill Lynch & Co. Inc.		
1.82%, 2/23/2005	500,000,000 a	500,000,000
Westdeutsche Landesbank Girozentrale		
1.83%, 1/14/2005	110,000,000 a	109,996,642
Total Corporate Notes		
(cost $709,996,642)		**709,996,642**

Promissory Notes - 8.0%

Goldman Sachs Group Inc.		
1.36% - 1.63%, 11/24/2004 - 4/15/2005		
(cost $770,000,000)	770,000,000 c	**770,000,000**

Short Term Bank Notes - 2.1%

Bank Of America N.A.		
1.80%, 3/15/2005		
(cost $200,000,000)	200,000,000 a	**200,000,000**

U.S. Government Agencies - 24.0%

Federal Home Loan Banks, Discount Notes		
1.81%, 7/15/2005	300,000,000	299,925,961
Federal Home Loan Banks, Floating Rate Notes		
1.42% - 1.47%, 3/11/2005 - 5/9/2005	725,000,000 a	725,000,000
Federal National Mortgage Association, Floating Rate Notes		
1.35% - 1.57%, 2/11/2005 - 5/13/2005	1,286,500,000 a	1,286,492,075
Total U.S. Government Agencies		
(cost $2,311,418,036)		**2,311,418,036**

Time Deposits - 9.3%

Nordea Bank Finland PLC (Grand Cayman)		
1.84%, 11/1/2004	300,000,000	300,000,000
PNC Bank N.A. (Grand Cayman)		
1.84%, 11/1/2004	400,000,000	400,000,000
South Trust Bank (Grand Cayman)		
1.78%, 11/1/2004	100,000,000	100,000,000
State Street Bank & Trust Co. (Grand Cayman)		
1.70%, 11/1/2004	96,000,000	96,000,000
Total Time Deposits		
(cost $896,000,000)		**896,000,000**

Total Investments (cost $9,654,555,960)	**100.1%**	**9,654,555,960**
Liabilities, Less Cash and Receivables	**(0.1%)**	**(10,015,667)**
Net Assets	**100.0%**	**9,644,540,293**

a Variable interest rate - subject to periodic change.

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be
   resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2004,
   these securities amounted to $771,674,745 representing 8.0% of net assets. These securities have been
   determined to be liquid by the Fund's Board.

c These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale.
   These securities were acquired between 10/29/2003 and 4/15/2004 at a cost of $770,000,000. At October 31,2004 the aggregate value
   of these securities was $770,000,000 representing approximately 8.0% of net assets and is valued at amortized cost.

   Securities valuation policies and other investment related disclosures are hereby incorporated by reference
   to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.